Mail Stop 4561

April 18, 2008

James A.C. Kennedy
Chief Executive Officer and President
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

> **Re: T. Rowe Price Group, Inc.**
> **Form 10-K**
> **Filed February 7, 2008**
> **File No. 033-07012-99**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   It appears that your cash flows from operating activities have been used to fund investing and financing activities for all periods, suggesting that you have not needed to utilize external sources. In future filings, please clarify this and identify any unused external sources of liquidity. Please refer to Item 303(a)(1) of Regulation S-K. Please advise us regarding how you intend to revise this disclosure in the future.

Compensation of Named Executive Officers, page 16 of Schedule 14A

Incentive Compensation, page 16 of Schedule 14A

Annual Incentive Compensation Pool, page 17 of Schedule 14A

> 2.   One of the factors you considered in executive compensation decisions was compensation data from a competitive group comprised of ten asset management companies and ten financial services companies. In future flings, please clarify the external competitive data used in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, in future filings please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please advise us regarding how you intend to revise this disclosure in the future.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief